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                             January 19, 2021

       Brian Lynch
       Executive Vice President, Chief Financial Officer
       CALLAWAY GOLF CO
       2180 Rutherford Road
       Carlsbad, CA 92008

                                                        Re: CALLAWAY GOLF CO
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed January 5,
2021
                                                            File No. 333-250903

       Dear Mr. Lynch:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-4 filed January 5,
2021

       Exclusive Forum, page 255

   1. Please expand your revisions in response to prior comment 10 to disclose that investors cannot waive compliance
with the federal securities laws and the rules and regulations thereunder.
       Note 10. Leases, page F-21

   2. We have read your response to comment 14 and note that Topgolf defers and amortizes over the lease term the
gains or losses related to sale and leaseback transactions that qualify as sales.
Please tell us why you do not immediately recognize such gains or losses upon sale. See BC360 of
ASU 2016-02. Tell us the amounts of deferred gross gains and gross losses resulting
from these transactions during Topgolf's most recent annual and
 Brian Lynch
CALLAWAY GOLF CO
January 19, 2021
Page 2
      interim periods presented and the periods over which they are being amortized.
        You may contact Andrew Blume at (202) 551-3254 or Martin James, Senior Advisor, at
(202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch
Chief, at (202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameBrian Lynch
                                                          Division of
Corporation Finance
Comapany NameCALLAWAY GOLF CO
                                                          Office of
Manufacturing
January 19, 2021 Page 2
cc:       Craig Garner
FirstName LastName